NATIONWIDE VARIABLE INSURANCE TRUST
1000 Continental Drive, Suite 400
King of Prussia, Pennsylvania 19406

April 3, 2014

VIA EDGAR

Ms. Naseem Nixon
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Nationwide Variable Insurance Trust (the “Registrant”) File Nos. 002-73024 and 811-03213

Dear Ms. Nixon:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant requests the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “485A Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 2:34 p.m. on January 31, 2014 (Accession No. 0001193125-14-030548).  The Amendment was filed pursuant to Rule 485(a)(1) under the Securities Act solely to add Class I shares to the NVIT Bond Index Fund, NVIT International Index Fund, NVIT CardinalSM Managed Growth Fund, NVIT CardinalSM Managed Growth & Income Fund, NVIT Investor Destinations Managed Growth Fund and NVIT Investor Destinations Managed Growth & Income Fund and Class Y shares to the NVIT Government Bond Fund and NVIT Multi Sector Bond Fund (each, a “Fund”), all of which are series of the Registrant.

Pursuant to Rule 477(a) under the Securities Act, the Registrant also requests the consent of the Commission to the withdrawal of the post-effective amendment (the “485 BXT Amendment”) to the Registrant’s registration statement filed with EDGAR submission type 485BXT, which was accepted via the EDGAR system at 5:28 p.m. on April 2, 2014 (Accession No. 0001582816-14-000122).  The 485BXT Amendment was filed pursuant to Rule 485(b)(1)(iii) to delay the effective date of the 485A Amendment.

The 485A Amendment automatically became effective on April 1, 2014 and Registrant did not timely file a delaying amendment before effectiveness.  No securities have been sold in connection with the offering of the Class I shares or Class Y shares of the respective Funds.  Moreover, any shares sold of the funds included in the 485A Amendment were sold pursuant to the currently effective post-effective amendment previously filed pursuant to Rule 485(b).  In addition, no other material changes were made or included in the 485A Amendment.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s 485A Amendment and the 485BXT Amendment.

If you have any questions, or require anything further regarding the request, please contact me at (610) 230-2864.

Very truly yours,

/s/ Allan J. Oster
Allan J. Oster,
Attorney-In-Fact for Registrant

cc:           Prufesh R. Modhera, Esq.
Christopher J. Zimmerman, Esq.